AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES RECORD QUARTERLY SILVER
PRODUCTION AND SALES OF 800,458 OUNCES PRODUCED AND 860,850 OUNCES SOLD

TORONTO, ONTARIO - October 19, 2026 - Americas Gold and Silver Corporation (the "Company" or "Americas") (TSX: USA; NYSE American: USAS), a North American producer of silver and other critical minerals supporting the growth of artificial intelligence ("AI"), electrification, national security, and advanced manufacturing, is pleased to announce record consolidated silver production of 800,458 ounces for the third quarter of 2026. During the quarter, the Company sold a record 860,850 ounces of silver.

Consolidated lead production for the quarter was 964,551 pounds (sales of 1,417,512 pounds), consolidated copper production was 918,456 pounds (sales of 928,967 pounds), and consolidated antimony production was 101,011 pounds (sales of 121,691 pounds). Detailed production and sales metrics split by operation are outlined in Table 1 below.

Table 1: Q3 2026 Production and Sales

	Galena	Cosalá	Consolidated
Silver Produced (oz)	384,579	415,879	800,458
Silver Sold (oz)	437,709	423,141	860,850
Total Silver Equivalent Produced (oz)¹	442,303	494,567	936,870
Total Silver Equivalent Sold (oz)¹	509,401	501,248	1,010,649
Copper Produced (lb)	182,362	736,094	918,456
Copper Sold (lb)	198,998	729,969	928,967
Lead Produced (lb)	964,551	-	964,551
Lead Sold (lb)	1,417,512	-	1,417,512
Antimony Produced (lb)	101,011	-	101,011
Antimony Sold (lb)	121,691	-	121,691

Notes to Table 1

1. Silver equivalent ounces (AgEq) produced and sold were calculated based on all metals produced and sold at average realized silver, copper, lead, and antimony prices during each respective period (Q3-2026 consolidated realized prices were US$60.54/oz Ag, US$6.41/lb Cu, US$0.83/lb Pb, and US$8.79/lb Sb).

Americas' unaudited consolidated cash balance as at September 30, 2026 was US$63 million, in line with expectations as the Company continued to deploy capital into its revitalization and growth plan. Available liquidity was US$113 million, inclusive of the Company's existing credit facility with SAF with US$50 million liquidity available.

Paul Andre Huet, Chairman and CEO, commented: "During the third quarter, Americas continued to make strong progress both in growing production today and in advancing the major capital projects required to create a firm foundation for sustained higher production levels, not just in the quarters to come, but more importantly in the years and decades ahead.

I am very proud to announce that we achieved a new company record of consolidated silver production of 800,458 ounces, driven by  strong operational performance form Cosalá and solid progress recovering from temporary production interruptions at the Galena Complex during the prior quarter executed in tandem with advancing all of our critical projects on schedule.

At Cosalá, we delivered another exceptional quarter with silver production of 415,879 ounces, a 23% quarter-over-quarter increase. Strong grade performance continued as we entered the heart of the EC120 orebody bolstered by strong muck movement underground - an exceptional performance by our Mexican team - which exemplifies the importance of this operation as part of our growth strategy. I am certainly excited to see what we can deliver in 2027 at Cosalá given the outstanding recent drilling successes we have announced.  Infill and step-out drilling returned some spectacular results, highlighted by 20.5 meters grading 654.7 g/t Ag and 1.5% Cu just outside the 2025 Inferred Mineral Resource boundary at EC120, which is over five times higher than the EC120 2025 Inferred Mineral Resource grade.

On a consolidated basis for the first three quarters of 2026, silver production stands at 2.3 million ounces, which continues to be inline with our 2026 expectations.

With the strong year-to-date performance at Cosalá, we have been able to push even more aggressively on the critical infrastructure projects and development at Galena necessary to support significantly increased and sustainable production levels in future years. Alongside critical projects such as advancing construction of the paste fill plant and upgrading the No. 3 hoist, we have also begun executing secondary debottlenecking projects such as the addition of four new grizzlies above our ore shoot loading pockets (a first at Galena and a significant step forward in tram loading times from 5 minutes to 20 seconds to load one 4-ton car which represents a 1,500% efficiency increase) as well as running fibre optic communications throughout the mine. These secondary projects represent the next major phase of optimization work at Galena. With numerous primary bottlenecks now removed, the Galena team has also begun to advance the significant waste development required to set up future long hole stoping in our higher-grade Ag-Cu-Sb veins at Galena which will sustain, and support elevated future production levels. Waste development is one of the most critical rolling priorities in setting up future growth and operational flexibility in an underground mine and I am impressed by the strong performance of the team as we scale these efforts. Overall, a tremendous amount of work has been completed with numerous concurrent projects underway. I am very pleased with our progress and the acceleration of our optimization work which has been supported by the strong cash generation of our Mexican operation.

Americas' aggressive growth trajectory remains on track to deliver full-year 2026 silver guidance of between 3.2 to 3.6 million ounces at all-in sustaining costs1 of US$30-US$35 per ounce. As previously indicated, the Company expects full year production to be weighted to the second half of the year with associated lower costs. Our cash balance is also tracking directly in line with our budgeted spend as we continue to invest in the growth of our operations.

Lastly, on the corporate front, we were very proud to be named to the 2026 TSX30™, the Toronto Stock Exchange's annual ranking of the 30 top-performing companies based on dividend-adjusted share price performance over a three-year period, in which Americas' share price increased by 477%. We'd like to thank our shareholders for their support and look forward to strong years ahead in this exciting market."

1 Non-IFRS: the definition and reconciliation of this measure is included in the "Non-IFRS Measures" section of the Americas Gold and Silver's MD&A for the period ended June 30, 2026.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For further information, please contact:

Miranda Powell - Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the results of the many capital projects underway at the Company's operations, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine, and the Cosalá Operations, including the expected production levels; statements on the Company's expectations on its future cash flows and balance sheet; statements on the Company's expectations on the growth of the AI, electrification, advanced manufacturing, and national security sectors; and the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.